Exhibit 12.1

Kennedy-Wilson Holdings, Inc.

Statement of Computation of Earnings to Combined Fixed Charges and Preferred Dividends

	Three Months Ended March 31, 2011	Year Ended December 31,

		2010	2009	2008	2007	2006
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees:
- Income (loss) before (provision for) benefit from income taxes	2,741,000	10,212,000	(13,618,000)	1,272,000	13,421,000	11,104,000
- Equity in earnings from real estate ventures	(5,256,000)	(10,548,000)	(8,019,000)	(10,097,000)	(27,433,000)	(14,689,000)

	(2,515,000)	(336,000)	(21,637,000)	(8,825,000)	(14,012,000)	(3,585,000)
Adjustments:
Fixed charges	2,103,000	9,412,000	14,751,000	10,781,000	6,400,000	4,424,000
Distributions from equity investees - operating	104,000	5,931,000	514,000	294,000	885,000	45,000
Interest capitalized	(330,000)	(790,000)	0	(999,000)	(519,000)	(509,000)

Total earnings	(638,000)	14,217,000	(6,372,000)	1,251,000	(7,246,000)	375,000

Fixed charges:
Interest
- Expensed	1,529,000	7,634,000	13,174,000	8,596,000	5,090,000	3,183,000
- Capitalized	330,000	790,000	0	999,000	519,000	509,000
Amortization related to indebtedness	71,000	262,000	917,000	658,000	296,000	237,000
Estimated interest within rental expense	173,000	726,000	660,000	528,000	495,000	495,000

Total fixed charges	2,103,000	9,412,000	14,751,000	10,781,000	6,400,000	4,424,000
Preferred stock dividends	2,036,000	4,558,000	—	—	—	—

Total combined fixed charges and preferred stock dividends	4,139,000	13,970,000	14,751,000	10,781,000	6,400,000	4,424,000

Ratio of earnings to fixed charges	N/A	1.51	N/A	N/A	N/A	N/A

Amount of deficiency	2,741,000		21,123,000	9,530,000	13,646,000	4,049,000

Ratio of earnings to combined fixed charges and preferred stock dividends	N/A	1.02	—	—	—	—

Amount of deficiency	4,777,000